UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 14, 2022, Abcam plc (the “Company”) issued a regulatory news service announcement (the “Announcement”) announcing its Preliminary Results to the market with its full year results for the 12- and 18-month periods ended December 31, 2021. The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K (the “Form 6-K”).

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The IFRS financial information contained in the (i) consolidated income statement, (ii) consolidated statement of comprehensive income, (iii) consolidated balance sheet, (iv) consolidated statement of changes in equity, and (v) consolidated cash flow statement included in the press release attached as Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-252514 and 333-257893).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory News Service Announcement dated March 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC
Date: March 14, 2022	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer

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